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Exhibit (a)(2)(O)

News Release

AMEX, TSX Symbol: NG

NovaGold Drill Campaign at Galore Creek Continues to Expand Deposits

September 6, 2006—Vancouver, British Columbia — NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

  •
  Initial drill results from exploration drilling in the Bountiful zone continue to substantially expand the Galore Creek deposit laterally from the Central deposit and at depth.

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  Initial drill results from the expansion drilling include:

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  GC06-0712 with 292.9 meters grading 0.96% Copper Equivalent (CuEq) or 0.63% Copper (Cu), 0.47 g/t Gold (Au) and 5.3 g/t Silver (Ag), including 58 meters of 1.63% CuEq or 1.02% Cu, 0.87 g/t Au and 9.3 g/t Ag.

  •
  GC06-0715 with 304.9 meters grading 0.83% CuEq or 0.60% Cu, 0.30 g/t Au and 4.5 g/t Ag, including 57 meters of 1.56% CuEq or 1.16% Cu, 0.55 g/t Au and 6.9 g/t Ag.

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  GC06-0721 with 411.8 meters of 0.67% CuEq grading 0.51% Cu, 0.19 g/t Au and 4.7 g/t Ag.

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  GC06-0724 with 151.8 meters of 1.30% CuEq grading 0.74% Cu, 0.74 g/t Au and 13.1 g/t Ag, including 32 meters of 2.02% CuEq or 1.63% Cu, 0.44 g/t Au and 13.9 g/t Ag.

  •
  GC06-0725 with 258.7 meters of 1.10% CuEq grading 0.85% Cu, 0.30 g/t Au and 7.9 g/t Ag, with two high-grade intervals including 55 meters of 1.58% CuEq grading 1.16% Cu, 0.56 g/t Au and 9.2 /t Ag, and 23.1 meters of 2.36% CuEq grading 1.80% Cu, 0.65 g/t Au and 18.7 g/t Ag.

  •
  GC06-0732 with 145.9 meters of 1.28% CuEq grading 0.96% Cu, 0.37 g/t Au and 11.3 g/t Ag, including 61 meters of 1.85% CuEq grading 1.44% Cu, 0.47 g/t Au and 15.2 g/t Ag.

Galore Creek 2006 Initial Drill Results

        NovaGold has received strong initial drill results from the 2006 resource expansion and exploration drilling program. Results from this year's drilling should significantly add to the resource base at the Galore Creek deposit. A further resource update incorporating as much of the new drill results as are available is targeted in the next few weeks. Four rigs are currently drilling on site, and a fifth is being mobilized to the project.

        Recent expansion drilling, initiated after completion of exploration and condemnation drilling on the Grace claims, has focused on the expansion of the main Central deposit. Two initial areas for expansion drilling have been tested so far: to the north the North Gold Lens, which occurs as high-grade mineralization extending west into the high-wall of the Central deposit pit model; and the Bountiful zone lying at depth on the southern end of the currently envisioned Central zone pit.

        Results from both areas currently being drilled have been significant and should result in expansion of Galore Creek resources. Highlights of drilling west of the North Gold Lens beyond the current Central deposit pit model include drill holes GC06-0712 and GC06-0715, which encountered 292.9 meters grading 0.96% CuEq or 0.63% Cu, 0.47 g/t Au and 5.3 g/t Ag; and 304.9 meters grading

0.83% CuEq or 0.60% Cu, 0.30 g/t Au and 4.5 g/t Ag, respectively. Figure 1 shows a cross section with drill holes GC06-0712 and GC06-0715. Offset holes into the western extension of the main Central deposit have also returned some exceptional intervals extending beyond the current resource. Highlights include GC06-0732, which returned 145.9 meters grading 1.28% CuEq or 0.96% Cu 0.37 g/t Au and 11.3 g/t Ag.

        Drilling targeted at expanding the Bountiful zone, which lies at depth along the southern end of the Central deposit, has also returned some exceptional intervals of greater than 250 meters in thickness. Mineralization remains open and ongoing drilling is rapidly expanding the deposit. The new drilling should result in a significant increase in the overall Galore project resource. Highlights include: GC06721, which cut 411.8 meters of 0.67% CuEq grading 0.51% Cu, 0.19 g/t Au and 4.7 g/t Ag; GC06725, which returned 258.7 meters of 1.10% CuEq grading 0.85% Cu, 0.30 g/t Au and 7.9 g/t Ag; GC06-724 with 151.8 meters of 1.30% CuEq grading 0.74% Cu 0.74 g/t Au and 13.1 g/t Ag; and GC06-0731 with partial results totaling 342.8 meters of 0.69% CuEq grading 0.52% Cu 0.20 g/t Au and 4.9 g/t Ag. Figure 2 shows a cross section of the Bountiful zone with 2006 drill holes.

Galore Creek Resource Estimates

        NovaGold recently reported an updated independent National Instrument 43-101 compliant resource estimate for the Galore Creek project (see August 24th and August 31st 2006 news releases for details) based on drilling completed through 2005. An updated resource estimate that includes results from the 2006 drill program is planned in coming weeks once sufficient assay results become available. This updated resource estimate will be used in the final Feasibility Study for the Galore Creek project, scheduled for completion later in 2006.

        The Measured and Indicated Resources at Galore Creek currently total 748.9 million tonnes containing 7.4 million ounces of gold, 117.1 million ounces of silver (9.2 million ounces gold equivalent) and 8.5 billion pounds of copper, with an additional total Inferred Resource at Galore Creek, including 80% of the adjacent Copper Canyon property, of 464.9 million tonnes containing 4.3 million ounces of gold, 73.4 million ounces of silver (5.4 million ounces gold equivalent) and 3.4 billion pounds of copper. These resources were constrained within a conceptual pit model using recent estimates of mining, geotechnical and metallurgical parameters and metals prices approximately 50% greater than the Feasibility Study base case metals prices of US$450/oz for gold, US$7/oz for silver and US$1.25/lb for copper.

        The 2006 resource expansion and exploration drill program and sampling protocol have been reviewed, verified and compiled by NovaGold's geologic staff under the oversight of Qualified Person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol is used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by Hatch Ltd.

About the Galore Creek Project

        Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold projects worldwide. As envisioned, the Galore Creek deposit would be developed as an open-pit mine at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life.

        In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nations to support development of the Galore Creek project. The agreement supports the Tahltan Nation's principles of environmental stewardship, economic sustainability and self-determination and ensures collaboration throughout the Environmental Assessment review and the permitting process.

        NovaGold initiated the British Columbia environmental assessment process in February 2004, and has worked closely with regulators to complete the baseline studies and detailed project description required to define the terms of reference for the environmental assessment application. NovaGold submitted the environmental assessment application on June 26, 2006, thereby initiating the 180-day environmental assessment review for the Galore Creek project. The Company has held public consultation meetings and generally received broad community support. Public review and comment opened July 10th and will close on September 8, 2006. Provincial regulators have indicated that NovaGold should expect to receive the Environmental Assessment Certificate in the first quarter of 2007, with construction able to begin in the second quarter of 2007.

        NovaGold is earning a 100% interest in the Galore Creek project from subsidiaries of Rio Tinto and Hudbay Minerals. NovaGold has an option agreement with Copper Canyon Resources Ltd. on the adjoining Copper Canyon property, under which the Company is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation, under which the Company is earning a 60% interest. This option agreement is the subject of litigation between NovaGold and Pioneer.

About NovaGold

        NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world's largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and has commenced construction of its Rock Creek mine in Alaska. The Rock Creek mine at NovaGold's 100%-owned Nome Operations is expected to achieve production in mid-2007 in Alaska. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About Barrick's Unsolicited Take-Over Bid for NovaGold

        On August 14, 2006 NovaGold filed its Directors' Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (NYSE, TSX: ABX). The Circular describes the reasons for the Board's recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors' Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors' Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

        This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and exploration results, production timing and cost estimates, anticipated permitting results and timing and future plans, actions, objectives and achievements of NovaGold, are forward-looking statements. Resource estimates also are forward-looking statements as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties relating to availability and timing of permits and the need for cooperation of government agencies and native groups in the exploration and development of properties; uncertainties involved in litigation, including litigation concerning Pioneer Metals and the Grace property; the need to obtain additional financing to develop properties; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; and other risks and uncertainties disclosed under the heading "Caution Regarding Forward-Looking Statements" in NovaGold's Directors' Circular and under the heading "Risk Factors" and elsewhere in NovaGold's Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities and NovaGold's annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Cautionary Note Concerning Resource Estimates

        This press release uses the term "resources" and NovaGold's Directors' Circular uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

# # #

Contacts

Investors:	Media:
Greg Johnson Vice President, Corporate Communications and Strategic Development (604) 669-6227 or 1-866-669-6227	John Lute / Peter Aterman Lute and Company (416) 929-5883
Don MacDonald, CA Senior Vice President & CFO (604) 669-6227 or 1-866-669-6227	Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449
Mike Brinn Innisfree M&A Incorporated (212) 750-5833

Figure 1. Cross Section - North Gold Lens

Looking North

GC06-712
292.9m @ 0.96% CuEq
100% Feasibility Pit
GC06-716
304.9m @ 0.83% CuEq
North Gold Lens
Open for Extension
250m

Figure 2. Cross Section – Bountiful Zone

Looking North

100% Feasibility Pit
South Gold Lens
GC06-725
258.7m @ 1.10% CuEq
Open for Extension
Bountiful Zone
Open for Extension
GC06-721
411.8m @ 0.67% CuEq
Results Pending
GC06-731
342.8m @ 0.69% CuEq
Partial Results
250m

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  Exhibit (a)(2)(O)
News Release
NovaGold Drill Campaign at Galore Creek Continues to Expand Deposits